                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                          GEOTEK COMMUNICATIONS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   373654102
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 20, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* Initial filing with respect to Winston Partners II LDC, Winston Partners II LLC, Chatterjee Advisors LLC and Chatterjee Management Company.

                         Continued on following page(s)
                               Page 1 of 107 Pages
                             Exhibit Index: Page 18

                                  SCHEDULE 13D
CUSIP No. 373654102                                          Page 2 of 107 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG INVESTMENTS-III, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. / /
                                                     b. /x/
3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 10,580,449
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    10,580,449
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,580,449

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                            15.54%

14       Type of Reporting Person*

         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 373654102                                          Page 3 of 107 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG CO.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  /x/
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 10,580,449
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   10,580,449
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,580,449

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                            15.54%

14       Type of Reporting Person*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 373654102                                          Page 4 of 107 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  /x/
3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 100,838
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    100,838
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            100,838

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                            .18%

14       Type of Reporting Person*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 373654102                                          Page 5 of 107 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  /x/
3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 50,298
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   50,298
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            50,298

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                            .09%

14       Type of Reporting Person*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 373654102                                        Page 6 of 107 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  /x/
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 151,136
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   151,136
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            151,136

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                            .26%

14       Type of Reporting Person*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 373654102                                          Page 7 of 107 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  /x/
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 151,136
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   151,136
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            151,136

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                            .26%

14       Type of Reporting Person*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 373654102                                          Page 8 of 107 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  /x/
3        SEC Use Only

4        Source of Funds*

                  PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 10,951,585
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   10,951,585
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,951,585

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                             16.00%

14       Type of Reporting Person*

         IN; IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 9 of 107 Pages

     This Amendment No. 9 to Schedule 13D relates to the shares of common stock, $0.01 par value (the "Shares"), of Geotek Communications, Inc. (the "Issuer") and amends the initial statement on Schedule 13D, dated November 9, 1993, and all subsequent amendments thereto (collectively, the "Initial Statement"). This Amendment No. 9 is being filed to report the subscription for and purchase of Units (as defined herein) of the Issuer by S-C Rig Investments-III, L.P., Winston Partners II LDC and Winston Partners II LLC pursuant to the Subscription Agreement (as defined herein). As more fully set forth herein, this statement constitutes an initial statement for several additional Reporting Persons (as defined herein) which, as a result of the transactions reported herein, may be deemed to be the beneficial owners of Shares. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The information set forth in the Initial Statement is amended as set forth herein.

Item 2.  Identity and Background.

     This statement is being filed on behalf of:

     (i)   S-C Rig Investments-III, L.P. ("S-C Rig III");

     (ii)  S-C Rig Co. (the "General Partner");

     (iii) Winston Partners II LDC ("Winston LDC");

     (iv)  Winston Partners II LLC ("Winston LLC");

     (v)   Chatterjee Advisors LLC ("Chatterjee Advisors");

     (vi)  Chatterjee Management Company ("Chatterjee Management"); and

     (vii) Purnendu Chatterjee ("Dr. Chatterjee"), in his individual capacity, in his capacity as president, sole director and sole shareholder of the General Partner and in his capacity as the person ultimately in control of each of Chatterjee Advisors and Chatterjee Management.

     (collectively, the "Reporting Persons"). This statement constitutes an initial filing with respect to Winston LDC, Winston LLC, Chatterjee Advisors and Chatterjee Management.

                             The Reporting Persons

S-C Rig III and the General Partner

     S-C Rig III is a Delaware limited partnership organized pursuant to the terms of a limited partnership agreement dated April 27, 1993. S-C Rig III has its and principal office at 888 Seventh Avenue, 30th Floor, New York, New York 10106. The sole business of S-C Rig III is to make investments.

                                                            Page 10 of 107 Pages

     The sole general partner of S-C Rig III is S-C Rig Co., a Delaware corporation, with its principal place of business at 888 Seventh Avenue, 30th Floor, New York, New York 10106. The principal business of the General Partner is to act as general partner of S-C Rig III and certain other investment limited partnerships. Dr. Chatterjee is the president, sole director and sole shareholder of the General Partner.

     Tivadar Charitable Lead Trust dated September 30, 1982 ("Tivadar") and PMCC Acquisition Corp. ("PMCC") are the sole limited partners of S-C Rig III. Tivadar is a charitable lead trust created by Mr. George Soros, as grantor, on September 30, 1982 for the benefit of charitable donees and members of his family. Mr. Michael C. Neus serves as the sole trustee for Tivadar, which is governed by the laws of the State of New York.

     The principal occupation of Mr. Soros, a United States citizen, is as an investment manager. Mr. Soros conducts his business through Soros Fund Management ("SFM"), of which he is sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Mr. Neus, a United States citizen, is principally engaged in the practice of law in his capacity as Assistant General Counsel of SFM. The principal place of business of Tivadar is in the State of New Jersey.

     PMCC is a Delaware corporation with its principal place of business at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Dr. Chatterjee is the president, sole director and sole shareholder of PMCC. The sole business of PMCC is to make investments.

     During the past five years, none of S-C Rig III, the General Partner, Mr. Soros, Michael C. Neus, PMCC and Tivadar has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Previous 13D filings made with respect to the Issuer have listed Tivadar as a Reporting Person. Tivadar is no longer deemed a Reporting Person hereunder by virtue of the fact that it has no voting or dispositive power over the securities held for the account of S-C Rig III.

Winston LDC, Winston LLC, Chatterjee Advisors and Chatterjee Management

     Winston LDC is a Cayman Islands exempted limited duration company with its principal office at Kaya Flamboyan 9, Curacao, Netherlands Antilles. Winston LDC was organized as the operating unit of Winston Partners II Offshore Ltd., an open-end investment company incorporated in the British Virgin Islands (the "Fund"). The Fund invests all of its assets in Winston LDC, and is the largest shareholder in Winston LDC. Chatterjee Advisors, Chatterjee Fund Investors LDC (an affiliate of Chatterjee Advisors) and certain non-U.S. employees of Chatterjee Management are also shareholders of Winston LDC. The sole business of Winston LDC is investing in securities.

     Winston LLC is a limited liability company formed under the laws of the State of Delaware with its principal office at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Chatterjee Advisors, Chatterjee Fund Investors LDC (an affiliate of Chatterjee Advisors) and certain U.S. employees of Chatterjee Management are also shareholders of Winston LLC. The sole business of Winston LLC is investing in securities.

     Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations, of each of Winston LDC and Winston LLC. The principal office of Chatterjee Advisors is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Chatterjee Management, a Delaware corporation that is managed and controlled

                                                            Page 11 of 107 Pages

by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC. As such, Chatterjee Management has full discretion and authority to make investments in securities (including the June Warrants and Series N Shares, as such terms are defined below) on behalf of each of Winston LDC and Winston LLC. The principal office of Chatterjee Management is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106.

     Chatterjee Advisors, by virtue of its ability to terminate its contractual relationship with Chatterjee Management within 60 days, and Chatterjee Management, by virtue of its authority to make investments on behalf of Winston LDC and Winston LLC, may each be deemed to have (or have the ability to acquire) voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC and therefore may each be deemed to be the beneficial owner of securities (including the June Warrants and Series N Shares, as such terms are defined below) held for the account of each of Winston LDC and Winston LLC for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

     During the past five years, none of Winston LDC, Winston LLC, Chatterjee Advisors and Chatterjee Management has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Dr. Chatterjee

     The principal occupation of Dr. Chatterjee, a United States citizen, is as an investment manager. Dr. Chatterjee has his principal place of business at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Act, Dr. Chatterjee may be deemed to be the beneficial owner of securities held for the account of S-C Rig III (as president, sole director and sole shareholder of the General Partner), Winston LDC (as the person ultimately in control of Chatterjee Advisors and Chatterjee Management) and Winston LLC (as the person ultimately in control of Chatterjee Advisors and Chatterjee Management).

     On January 13, 1993, the Securities and Exchange Commission (the "Commission") filed a civil complaint in the United States District Court for the District of Massachusetts against certain defendants, including Dr. Chatterjee, wherein the Commission alleged that Dr. Chatterjee engaged in conduct in violation of, or aided and abetted certain alleged violations of, Sections 10(b) and 14(e) of the Act and certain rules promulgated thereunder. Dr. Chatterjee settled the Commission's action on the same date it was filed without admitting or denying the allegations of the complaint. Dr. Chatterjee consented to the entry of a Final Judgment restraining and enjoining him from, inter alia, violating, or aiding and abetting violations of, Sections 10(b) and 14(e) of the Act and the rules promulgated thereunder. Dr. Chatterjee also agreed to pay a civil penalty of $643,855. During the past five years, Dr. Chatterjee, has not been convicted in any criminal proceeding.

Item 3.  Source and Amount of Funds or Other Consideration.

     On June 14, 1996, each of S-C Rig III, Winston LDC and Winston LLC entered into a subscription agreement (the "Subscription Agreement") with the Issuer, a copy of which is attached hereto as Exhibit M and incorporated herein by reference in response to this Item 3. Pursuant to the terms of the Subscription Agreement,

                                                            Page 12 of 107 Pages

each of S-C Rig III, Winston LDC and Winston LLC agreed to purchase, subject to the fulfillment of certain conditions, 3,750 units, 834 units and 416 units (the "Units"), respectively, from the Issuer for a subscription price of $1,000 per Unit, or an aggregate purchase price of $3,750,000, $834,000 and $416,000, respectively. Each Unit consists of one share of the Issuer's Series N Cumulative Preferred Stock, $.01 par value per share (the "Series N Shares") and warrants (the "June Warrants") to purchase 30 Shares at an initial price of $11.00 per share, subject to adjustment in certain circumstances. The June Warrants expire on June 20, 2001. On June 20, 1996, all of the conditions to the obligation of each of S-C Rig III, Winston LDC and Winston LLC to purchase the Units were fulfilled and on that same date each purchased the Units pursuant to the Subscription Agreement.

     S-C Rig III obtained the funds for payment of the subscription price from its partners. To the best of S-C Rig III's knowledge, such partners obtained their funds from working capital or personal funds. Winston LDC and Winston LLC obtained the funds for payment of the subscription price from their shareholders and members, respectively. To the best of Winston LDC's and Winston LLC's knowledge, such shareholders and members obtained their funds from working capital or personal funds.

Item 4.  Purpose of Transaction.

     Each of S-C Rig III, Winston LDC and Winston LLC entered into the Subscription Agreement with the Issuer for investment purposes.

     The Series N Shares were issued pursuant to the terms set forth in the Certificate of Designation attached as Exhibit A to the Subscription Agreement (the "Series N Certificate of Designation"). The Series N Certificate of Designation confers on holders of the Series N Shares the rights provided for therein. The stated value of the Series N Shares is $1,000 per share, with a cumulative preferred dividend of 10% of the stated value to be paid in Shares. The Series N Shares are redeemable upon the occurrence of certain events and convertible at the option of the holder thereof. The Series N Shares held for the accounts of S-C Rig III, Winston LDC and Winston LLC are initially convertible into 340,909 Shares, 75,818 Shares and 37,818 Shares, respectively.

     Pursuant to the Series N Certificate of Designation, so long as the Series N Shares are outstanding, if dividends on the Series N Shares shall have been in arrears and not paid in full with respect to two quarterly dividend payment dates, or if the Issuer fails to redeem the Series N Shares on the redemption date therefor, the number of directors constituting the Board shall automatically be increased by one, and the holders of the Series N Shares shall have the exclusive right to elect the additional director.

     The June Warrants will be issued pursuant to the Subscription Agreement. The form of each of the June Warrants is attached as Exhibit B to the Subscription Agreement. The June Warrants are exercisable on or after June 20, 1996 and expire on June 20, 2001. Each June Warrant entitles the holder thereof to purchase the number of Shares provided therein at $11.00 per share. The June Warrants will entitle S-C Rig III, Winston LDC and Winston LLC to purchase 112,500 Shares, 25,020 Shares and 12,480 Shares, respectively.

     S-C Rig III, Winston LDC, Winston LLC and their affiliates intend to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, S-C Rig III, Winston LDC, Winston LLC and their affiliates may

                                                            Page 13 of 107 Pages

consider from time to time alternative courses of action. Such action may include, subject to the receipt of all necessary regulatory approvals, the acquisition of additional securities of the Issuer through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, and subject to the terms of the 1993 Stock Purchase Agreement, the 1994 Stock Purchase Agreement and the Subscription Agreement, such actions may involve the sale of all or a portion of the securities currently held for the account of S-C Rig III, Winston LDC and Winston LLC, or the Shares issuable upon conversion or exercise of such securities, in the open market, in privately negotiated transactions, through a public offering or otherwise.

     Except as set forth above and except as contemplated by the agreements described herein, neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2 has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) (i) The aggregate number of Shares of which each of S-C Rig III and S-C Rig Co. may be deemed a beneficial owner is 10,580,449 (approximately 15.54% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account). This number consists of (i) 4,444,450 Shares issuable upon conversion of the Series H shares, (ii) 851,064 Shares issuable upon conversion of the Series I Shares, (iii) 621,000 Shares issuable upon the exercise of the 621,000 Warrants, (iv) 4,210,526 issuable upon exercise of the April Warrant, (v) 340,909 Shares issuable upon conversion of the Series N Shares held for the account of S-C Rig III, and (vi) 112,500 issuable upon exercise of the June Warrants held for the account of S-C Rig III.

         (ii) The aggregate number of Shares of which Winston LDC may be deemed a beneficial owner is 100,838 (approximately .18% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston LDC). This number consists of (i) 75,818 Shares issuable upon conversion of the Series N Shares held for its account, and (ii) 25,020 Shares issuable upon exercise of the June Warrants held for its account.

         (iii) The aggregate number of Shares of which Winston LLC may be deemed a beneficial owner is 50,298 (approximately .09% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston LLC). This number consists of (i) 37,818 Shares issuable upon conversion of the Series N Shares held for its account, and (ii) 12,480 Shares issuable upon exercise of the June Warrants held for its account.

         (iv) The aggregate number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed a beneficial owner is 151,136 (approximately .26% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the accounts of Winston LDC and Winston LLC). This number consists of (i) 100,838 Shares which Winston LDC may be deemed to own beneficially, and (ii) 50,298 Shares which Winston LLC may be deemed to own beneficially.

                                                            Page 14 of 107 Pages

         (v) The aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 10,951,585 (approximately 16.00% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Dr. Chatterjee may be deemed the beneficial owner). This number consists of (i) 10,580,449 Shares which S-C Rig III may be deemed to own beneficially, (ii) 20,000 Shares issuable upon exercise of the options held directly by Dr. Chatterjee, (iii) 200,000 Shares issuable upon exercise of the options held by XTEC and (iv) 151,136 Shares which Chatterjee Advisors and Chatterjee Management may be deemed to own beneficially.

     (b) (i) S-C Rig III has sole power to vote and dispose of the Series H Shares, the Series I Shares, the Series N Shares and warrants held for its account and any Shares issued upon conversion or exercise of the aforementioned. Such powers will be exercised by Dr. Chatterjee, in his capacity as the President, sole director and sole shareholder of the General Partner.

         (ii) Dr. Chatterjee may be deemed to have the sole power to vote and dispose of the 220,000 Shares issuable upon exercise of the 20,000 options held directly by him and the 200,000 options held by XTEC.

         (iii) Each of Winston LDC and Winston LLC has sole power to vote and dispose of the Series N Shares and June Warrants held for its account and any Shares issued upon conversion or exercise of any of the aforementioned. Such powers will be exercised by Dr. Chatterjee, in his capacity as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management.

     (c) Other than as set forth herein, no transactions in the securities of the Issuer have been effected since June 7, 1996, the filing the most recent amendment to this Schedule 13D by the Reporting Persons or, to the best of their knowledge, any other individuals identified in response to Item 2.

     (d) (i) Other than the partners of S-C Rig III, no other individuals or entities have the right to participate in the receipt of dividends from, or proceeds for the sale of, the securities described herein as being held for the account of S-C Rig III.

         (ii) Dr. Chatterjee has the right to receive dividends from, or proceeds for the sale of, the 20,000 options described herein as being held directly by him.

         (iii) The shareholders of XTEC have the right to receive dividends from, or proceeds for the sale of, the 200,000 options described herein as being held by XTEC.

         (iv) Other than the shareholders of each of Winston LDC and Winston LLC, no other individuals or entities have the right to participate in the receipt of dividends from, or proceeds for the sale of, the securities described herein as being held for the account each of Winston LDC and Winston LLC.

     (e) Not Applicable.

                                                            Page 15 of 107 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except for the Subscription Agreement attached hereto as Exhibit M and incorporated herein by reference in response to this Item 6 and except for the agreements described in the Initial Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     (a) Subscription Agreement dated as of June 14, 1996 by and between Geotek Communications, Inc. and each of S-C Rig Investments-III, L.P., Winston Partners II LDC and Winston Partners II LLC.

     (b) Joint Filing Agreement, dated as of June 26, 1996, by and among S-C Rig Investments-III, L.P., S-C Rig Co., Winston Partners II LDC, Winston Partners II LLC, Chatterjee Advisors LLC, Chatterjee Management Company and Purnendu Chatterjee.

                                                            Page 16 of 107 Pages
                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 26, 1996                          S-C RIG INVESTMENTS-III, L.P.

                                       By: S-C RIG CO., its General Partner

                                           By: /s/ Peter Hurwitz
                                              ------------------------------
                                               Peter Hurwitz
                                               Vice President

June 26, 1996                          S-C RIG CO.

                                       By: /s/ Peter Hurwitz
                                           ---------------------------------
                                           Peter Hurwitz
                                           Vice President

June 26, 1996                          WINSTON PARTNERS II LDC

                                       By: /s/ Kieran Conroy / Wiekert Weber
                                           ---------------------------------
                                           Curacao Corporation Company N.V.
                                           Sole Director

June 26, 1996                          WINSTON PARTNERS II LLC

                                       By: Chatterjee Advisors LLC, its Manager

                                           By: /s/ Peter Hurwitz
                                              ------------------------------
                                               Peter Hurwitz
                                               Manager

                                                            Page 17 of 107 Pages

June 26, 1996                          CHATTERJEE ADVISORS LLC

                                       By: /s/ Peter Hurwitz
                                           ---------------------------------
                                           Peter Hurwitz
                                           Manager

June 26, 1996                          CHATTERJEE MANAGEMENT COMPANY

                                       By: /s/ Peter Hurwitz
                                           ---------------------------------
                                           Peter Hurwitz
                                           Vice President

June 26, 1996                          PURNENDU CHATTERJEE

                                       By: /s/ Peter Hurwitz
                                           ---------------------------------
                                           Peter Hurwitz
                                           Attorney-in-Fact

                                                            Page 18 of 107 Pages

                               INDEX OF EXHIBITS

EXHIBIT                                                                PAGE
- -------                                                                ----
   M     Subscription Agreement dated as of June 14, 1996 by and        19
         between Geotek Communications, Inc. and each of S-C Rig
         Investments-III, L.P., Winston Partners II LDC and Winston
         Partners II LLC.

   N     Joint Filing Agreement, dated as of June 26, 1996, by and     106
         among S-C Rig Investments-III, L.P., S-C Rig Co., Winston Partners II LDC, Winston Partners II LLC, Chatterjee
         Advisors LLC, Chatterjee Management Company and Purnendu
         Chatterjee.